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Exhibit (a)(1)(D)

INSIGNIA SYSTEMS, INC.
OFFER TO PURCHASE FOR CASH SHARES OF ITS COMMON STOCK
FOR AN AGGREGATE PURCHASE PRICE OF $12 MILLION
AT A PURCHASE PRICE NOT LESS THAN $2.15 PER SHARE
NOR GREATER THAN $2.35 PER SHARE
IN A MODIFIED DUTCH AUCTION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON AUGUST 15, 2013, UNLESS THE OFFER IS EXTENDED

July 18, 2013

To:
Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        Insignia Systems, Inc., a Minnesota corporation ("Insignia"), is offering to purchase for cash shares of its common stock, par value $0.01 per share, having an aggregate purchase price of $12 million, at a price not less than $2.15 nor greater than $2.35 per share, to the seller in cash, without interest, as specified by shareholders tendering their shares, or such lesser amount of shares as are properly tendered (the "Offer").

        Given the prices specified by tendering shareholders and the number of shares tendered and not properly withdrawn, Insignia will select the lowest purchase price per share specified by tendering shareholders (the "Selected Price") that will enable Insignia to purchase shares of its common stock having an aggregate purchase price of $12 million or, if shares with an aggregate purchase price of less than $12 million are tendered at or below the maximum price of $2.35 per share, all shares that are properly tendered and not properly withdrawn. All shares acquired in the Offer will be purchased at the Selected Price.

        Insignia's Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated July 18, 2013, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

        Only shares properly tendered at prices equal to or below the Selected Price and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Selected Price may not be purchased if shares of common stock having an aggregate purchase price of more than $12 million (as measured at the Selected Price) are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the Selected Price and shares not purchased because of the proration or the conditional tender procedures, will be returned at Insignia's expense promptly following the expiration date. Insignia will not purchase fractional shares, and the total number of shares Insignia purchases will be rounded down to the largest number of whole shares that can be purchased for $12 million.

        Insignia reserves the right, in its sole discretion, to purchase shares of common stock having an aggregate purchase price of more than $12 million pursuant to the Offer, subject to applicable law.

        If the number of shares tendered at or below the Selected Price have an aggregate value in excess of $12 million, as measured at such Selected Price, Insignia will purchase shares at the Selected Price on a pro rata basis (subject to the considerations for conditional tenders as described in Section 6 of the Offer to Purchase) from all shareholders who properly tendered shares at or below the Selected Price, with appropriate adjustments to avoid purchases of fractional shares.

        For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  •
  Offer to Purchase, dated July 18, 2013;

  •
  Letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients' instructions with regard to the Offer;

  •
  Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Form W-9);

  •
  Notice of Guaranteed Delivery to be used to accept the Offer if the share certificates and all other required documents cannot be delivered to the Depositary before the expiration date or if the procedure for book-entry transfer through DTC cannot be completed before the expiration date; and

  •
  Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 15, 2013, unless the Offer is extended.

        No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer (other than fees paid to the Depositary and the Information Agent as described in the Offer to Purchase). Insignia will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Insignia will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

        In order to properly tender shares under the Offer, a shareholder must do EITHER (a) OR (b) below:

  (a)
  Provide that the Depositary receives the following materials before the Offer expires:

  (i)
  in the case of certificated shares: (1) the certificates for the shares, (2) a properly completed and executed Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal;

  (ii)
  in the case of shares held in book-entry form on the records of the Depositary: (1) a properly completed and executed Letter of Transmittal and (2) any other documents required by the Letter of Transmittal; or

  (iii)
  in the case of shares held by a DTC participant and tendered by book-entry transfer at DTC: an "agent's message" as described in Section 3 of the Offer to Purchase, OR

  (b)
  Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

        Any inquiries you have with respect to the Offer should be addressed to the Information Agent, D.F. King & Co., Inc., at its address and telephone number set forth on the back page of the Offer to Purchase. Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc. by calling 212-269-5550.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Insignia, the Information Agent or the Depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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  Exhibit (a)(1)(D)
INSIGNIA SYSTEMS, INC. OFFER TO PURCHASE FOR CASH SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE OF $12 MILLION AT A PURCHASE PRICE NOT LESS THAN $2.15 PER SHARE NOR GREATER THAN $2.35 PER SHARE IN A MODIFIED DUTCH AUCTION